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SEC FILE NUMBER
8-42026

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1 / 01 / 01 (MM/DD/YY) AND ENDING 12 / 31 / 01 (MM/DD/YY)

PROCESSING FEB 28 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER OFFICIAL USE ONLY

Lunn Partners Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Franklin Street, Suite 750
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Lunn **(312) 629-1800**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED

30 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

MAR 15 2002
THOMSON FINANCIAL P

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VR 3-13-02

OATH OR AFFIRMATION

I, **Robert J. Lunn**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lunn Partners Securities, LLC**, as of **December 31, 2001,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Managing Member

Title



Notary Public


OFFICIAL SEAL
ANNA R HOWARD
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/24/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT

To the Member
Lunn Partners Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Lunn Partners Securities, LLC (wholly owned by Lunn Partners, LLC) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lunn Partners Securities, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
January 24, 2002

LUNN PARTNERS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Due from clearing broker	$	302,924
Goodwill, net of accumulated amortization of $29,730		70,270
	$	373,194
LIABILITIES AND MEMBER'S CAPITAL		
Due to parent	$	23,194
Subordinated borrowing		250,000
		273,194
Member's capital		100,000
	$	373,194

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Lunn Partners Securities, LLC (the Company), is an Illinois corporation formed on June 27, 1997, for the purpose of conducting business as a broker-dealer in securities and is wholly owned by Lunn Partners, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is scheduled to terminate operations on December 31, 2050.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill: Goodwill is stated at the excess of cost over the fair value of the net assets acquired on the date of purchase. Goodwill is being amortized by the straight-line method over fifteen years.

Income taxes: As a limited liability company, the Company is not subject to federal or state income taxes. The member's share of the Company's income or loss is reportable on its separate federal and state income tax returns.

Note 2. Subordinated Borrowings

The liability pursuant to a subordinated loan agreement bears interest at a market related floating rate and matures on August 30, 2004. The agreement is with the Company's parent entity, Lunn Partners, LLC. The borrowing is subordinated to claims of general creditors and is covered by an agreement approved by the NASD. As such, the liability at December 31, 2001, is available in computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The balance outstanding under this agreement was $250,000 at December 31, 2001.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $273,983 which was $173,983 in excess of its required net capital of $100,000. At December 31, 2001, the Company's net capital ratio was .08 to 1.

Note 4. Related Party Transactions

The Company has entered into an operating agreement with its parent whereby all operating expenses of the Company are paid by the parent. For this arrangement, the Company pays a management fee equal to the net profits, as defined, to the parent company.

Note 5. Financial Instruments with Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transaction may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures and options on futures and are used to conduct trading activities and are, therefore, subject to varying degrees of market risk. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Note 6. Impact of Recently Issued Accounting Standards Not Yet Adopted

In June 2001, the Financial Accounting Standards Board issued Statement No. 142, *Goodwill and Other Intangible Assets*. Statement No. 142 is required to be applied in years beginning after December 15, 2001. Under Statement No. 142, goodwill and intangible assets that management concludes has indefinite useful lives will no longer be amortized but will be subject to impairment tests performed at least annually. Also, upon initial application, the Company is required to perform a transitional impairment test to all previously recognized goodwill and to assign all recognized assets and liabilities to reporting units.

The Company will apply Statement No. 142 beginning in the first quarter of 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill, but has not yet determined what effect those tests will have on the financial position of the Company.


FEB 28 2002

LUNN PARTNERS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

(Filed as a Public Document pursuant to Rule 17a-5(e) under the Securities Exchange Act of 1934.)